FORM 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of JANUARY. 2005

PET AOUILLA MINERALS LTD. (File #0-26296) (Translation of registrant's name into English)

Suite 1820. 701 West Georgia Street. Vancouver. British Columbia. Canada V7Y IC6 (Address of principal executive offices)

Attachments:

1.

News release dated January II, 2005;

2.

Material Change Report dated January 13,2005;

3.

Material Change Report dated January 13,2005;

4.

Certificate of Name Change; and

5.

News Release of January 20, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g32(b): 82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

PET AQUILLA MINERALS LTD. (Registrant)

Date: March 4, 2005

By:

"Kenneth Morgan"

Kenneth Morgan

Its: Chief Financial Officer. Secretary and director

(title)

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Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla's Panama Trenching Program Commences

Vancouver BC I Coc1esito, Panama - January 11, 2005: Petaquilla Minerals Ltd. (''the Company") is pleased to announce that its base camp on the Company's Molejon Gold Deposit in Panama is operational and crews have begun surveying and trenching programs.

The topography of the Molejon will be mapped over a much wider area than what is cUJTently available to the Company. The information gathered will then be used in the next phase of designing the planned open pit.

It is anticipated that approximately 7,000 meters of trenching will be completed during this phase of work. The trenching program will allow the Company to better analyze the metallurgy, particularly the gold mineralization, occurring at surface. The results will provide information, which will be used to define the placement of drill holes during the next phase of advancement towards the feasibility study.

The Company hopes that further analyses of the Molejon Gold Deposit will substantially increase the current inferred resource of 569,189 ounces of gold that has been identified on the property. The Molejon deposit remains open to the north, south and at depth.

On behalf of the Board of Directors of PET AQUILLA MINERALS LTD.

"Richard Fifer"

Richard Fifer, Chairman ofthe Board

FOR FURTHER INFORMA nON PLEASE CONTACT: Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMA nON CONTAINED HEREIN.

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BC FORM 53-901F

SECURITIES ACT

MATF.RIAI. CHANGR RRPORT IJNDF.R SF.CTION 85(1) OF THF. ACT

1.

Reporting IsslIer

PetaquilIa Minerals Ltd., 1802 -701 West Georgia St., Vancouver, B.C., V7Y IC6

2.

Date of Material Chan~e

December 14, 2004.

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia on December 14,2004.

4.

SlImmary of Material Chan~e

See attached press release.

5.

FilII Description of Material Chan~e

See attached press release.

6.

Reliance on Section 85(2) of the Act (Confidential information)

Not Applicable

7.

Omitted Information

None

8.

Senior Officer

Kenneth Morgan

CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of January, 2005.

(Signature of Senior Officer)

Kenneth Morgan (Name)

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~ PETAQUI LLA

Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla Resuming Work in Panama

Vancouver BC - December 14, 2004: PetaquiJIa Minerals Ltd. ("PTQ" or "the Company") is pleased to announce that it is resuming exploration and development on identified gold targets within the Minera PetaquiJIa S.A. project.

Commencing January 2005, PTQ wiJI undertake a series of exploration and development activities. The Molejon gold deposit wiJI be surveyed and trenched to better understand gold metallurgy and potential open pit configurations. Additionally, a base camp wiJI be built, so as to prepare for a 5,000 meter delineation driJIing program to be carried out on the Molejon Gold Deposit from March to July of 2005. These initial steps are being implemented as part of PTQ corporate strategy of completing a feasibility study on the Molejon Gold Project by the end of 2005. Additional resource potential exists in the BotijaAbajo and Cuarto Crestas deposits as defined by the drilling carried out in 1996-97 by Teck Cominco and Inmet. These deposits will be further explored so as to potentially add resources to the Molejon Gold Project.

Based on a report by SRI< Consultants of Vancouver, BC in 1995, the Molejon deposit contained probable resources of 5,032,870 tonnes at a grade of2.81 glt for 454,803 ounces of gold and possible resources of956,300 tonnes at a grade of 3.72 g/t for 114,386 ounces of gold. These resources, if reported by today's standards, would be defined as an inferred resource. The Company confirms that all the historical data used for SRK report and estimate is available to the company.

The Minera PetaquiJIa project contains proven reserves of 1.115 biJIion tonnes grading 0.50% copper, 0.09 glt gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contained in these reserves totals at least 9.4 biJIion pounds of copper, 1.37 miJIion ounces of gold, 24.1 miJIion ounces of silver, and 131.1 miJIion pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction ofTeck. All data used to complete the study is available to the Company.

The Company also announces that Dale McClanaghan has resigned as a director and as CEO and President of the Company. The Board of Directors (the "Board") wishes to express its appreciation for the contributions which he has made to advance the Company's interests. He joined the company in these capacities in April 2004 and provided leadership during a transition period to a new management. During that period the Company concluded a letter of intent with its joint venture partners, Teck Cominco and Inmet Mining Corporation. The Board has begun a search to recruit a suitable replacement. In the interim, the CEO and President duties wiJI be fulfilled by two directors of the Company, Richard Fifer and Michael Levy, respectively. Richard Fifer has also been designated as Chairman of the Board of Petaquilla Minerals Ltd.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD. "Richard Fifer" Richard Fifer, Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT: petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaquilla.com

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NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

BC FORM 53-901 F

SECURITIES ACT

MATRRIAI. CHANCwR RRPORT IJNDRR SRCTION R5(1) OF THR ACT

1.

Reportin~ Issuer

Petaquilla Minerals Ltd., 1802 -701 West Georgia St., Vancouver, B.C., V7Y IC6

2.

Date of Material Change

January 11, 2004.

3.

Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia on January 11,2005.

4.

Summary of Material Chanf:Te

See attached press release.

5.

FilII Description of Material Chanre

See attached press release.

6.

Reliance on Section R5(2) ofthe Act (Confidential information)

Not Applicable

7.

Omitted Information

None

8.

Senior Officer

Kenneth Morgan

CFO

9.

Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DA TED at Vancouver, British Columbia, this 13th day of January, 2005.

(Signature of Senior Officer)

Kenneth Morgan (Name)

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Trading Sym bols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

Petaquilla's Panama Trencbing Program Commences

Vancouver BC / Coclesito, Panama - January 11,2005: Petaquilla Minerals Ltd. ("the Company") is pleased to announce that its base camp on the Company's Molejon Gold Deposit in Panama is operational and crews have begun surveying and trenching programs.

The topography of the Molejon will be mapped over a much wider area than what is currently available to the Company. The information gathered will then be used in the next phase of designing the planned open pit.

It is anticipated that approximately 7,000 meters of trenching will be completed during this phase of work. The trenching program will allow the Company to better analyze the metallurgy, particularly the gold mineralization, occurring at surface. The results will provide information, which will be used to define the placement of drill holes during the next phase of advancement towards the feasibility study.

The Company hopes that further analyses of the Molejon Gold Deposit will substantially increase the current inferred resource of569,189 ounces of gold that has been identified on the property. The Molejon deposit remains open to the north, south and at depth.

On bebalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Richard Firer" Richard Fifer, Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT: Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

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"~J' BRITISH

~ ~ COWMBIA

Ministry of Finance Corporate and Personal Property Registries

Number: BC0298967

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

..- I Hereby Certify that ADRIAN RESOURCES LTD. changed its name to PETAQUILLA MINERALS LTD.

on October 12, 2004, at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On October 12, 2004

JOHN S. POWELL

Reg;strar of Companies Province of British Columbia Canada

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~~ PETAQUI LLA

Trading Symbols:

TSE: PTQ

OTC: PTQMF

NEWS RELEASE

David Nowak (P. Geo.) and Dr. Margaret Venable (PhD. Geo.) Join PTQ

Vancouver BC / Coclesito, Panama - January 20, 2005: Petaquilla Minerals Ltd. (''the Company") is pleased to announce that David J. Nowak (p.Geo.) of Nowak and Associates has been retained by the Company and is reviewing the Molejon Geological Model in preparation for the upcoming 5,000 meter drilling program on the property scheduled to begin March 15th, 2005.

In addition Dr. Margaret Venable (phO. Geo.) is on site supervising the mapping and trenching programs that are currently underway. The structure of the deposit will be mapped in detail and Dr. Venable will be conducting detailed analyses of the Molejon's gold mineralogy.

The recently signed Letter of Intent with Teck Cominco and Iornet allows Petaquilla Minerals to obtain 100% of all gold projects on the Minera Petaquilla S.A. joint venture lands subject to the Panamanian Government accepting a multi-phase mine development plan. The Company is now positioned to become a significant junior gold company with a direct interest in the Molejon project and a 52% interest in the world class Minera Petaquilla S.A. copper project.

The Minera Petaquilla SA. Project contains proven reserves of 1.115 billion tonnes grading 0.50% copper, 0.09 glt gold, 0.015% molybdenum, as well as recoverable silver. The recoverable metal content contaited in these reserves totals at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver, and 131.1 million pounds of molybdenum, based on a 1997 AMEC Engineering (formerly H.A. Simons) feasibility study completed for the JV partners under the direction of Teck. All data used to complete the study is available to the Company.

On behalf of the Board of Directors of PET AQUILLA MINERALS LTD.

"Richard Fifer"

Richard Fifer, Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT: Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMA nON CONTAINED HEREIN.

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